SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on anticipated results of operations (Monday, June 20, 2011)

June 20, 2011

To whom it may concern

Kubota Corporation
2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Global Management Promotion Dept.
Planning & Control Headquarters
Phone: +81-6-6648-2645

Notice on anticipated results of operations

Please be advised that Kubota Corporation and its subsidiaries (hereinafter “the Company”) has announced the anticipated results of operations for the six months ending September 30, 2011 and the year ending March 31, 2012, which were not disclosed on latest earning release at May 11, 2011.

1. Anticipated results of operations for the six months ending September 30, 2011 (April 1, 2011—September 30, 2011)

(In millions of yen except per common share amounts)

	Revenues	Operating income	Income before income taxes and equity in net income of affiliated companies	Net Income attributable to Kubota Corporation	Net Income attributable to Kubota Corporation per common share (In yen)
Previous forecasts	—	—	—	—	—
New forecasts	466,000	45,000	45,000	27,000	21.23
Change	—	—	—	—	—
(%)	—	—	—	—	—
Comparable prior period (six months ended Sep. 30, 2010)	449,046	43,169	43,041	25,710	20.22

2. Anticipated results of operations for the year ending March 31, 2012 (April 1, 2011—March 31, 2012)

(In millions of yen except per common share amounts)

	Revenues	Operating income	Income before income taxes and equity in net income of affiliated companies	Net Income attributable to Kubota Corporation	Net Income attributable to Kubota Corporation per common share (In yen)
Previous forecasts	—	—	—	—	—
New forecasts	1,000,000	100,000	100,000	60,000	47.81
Change	—	—	—	—	—
(%)	—	—	—	—	—
Comparable prior period (year ended Mar. 31, 2011)	933,685	86,111	91,300	54,822	43.11

3. Reasons for disclosure

The anticipated results of operations were not disclosed at May 11, 2011 because it was difficult to reasonably estimate due to effect of the Great East Japan Earthquake. However, the Company decided to disclose its anticipated results of operations, considering development of conditions and business performance. (The forecasts are based on the assumption of exchange rates of ¥81=US$1 and ¥115=1Euro, respectively.)

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 20, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department